UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FPSO Alexandre de Gusmão begins operations in the Mero field
—

Rio de Janeiro, May 24, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that the FPSO Alexandre de Gusmão started production today in the Mero field (Libra block), in the pre-salt Santos Basin, more than two months ahead of schedule in its Business Plan.

The platform, chartered by Petrobras from SBM Offshore, has the capacity to produce 180,000 barrels of oil per day and process 12 million m³ of gas per day. The FPSO Alexandre de Gusmão is the fifth platform in the field, joining the Pioneiro de Libra, Guanabara, Sepetiba and Marechal Duque de Caxias units.

With the new FPSO in operation, the field's installed production capacity will be increased from 590,000 to 770,000 barrels per day, which represents an increase of 31%.

Twelve wells will be connected to the platform, linked by a robust subsea infrastructure, five of which will produce oil, six will alternately inject water or gas, and one will be a convertible well, which will initially act as an oil producer and later as a gas injector. In order to maximize production and reduce risks, the wells are equipped with resources for production and injection at previously selected intervals, which can be changed remotely by the platform, a technology known as intelligent completion.

The platform is equipped with resources to operate the HISEP (High Pressure Separator) in the future, a technology patented by Petrobras and currently under qualification, that allows the subsea separation of the extracted oil and the associated CO₂-rich gas, which is reinjected directly into the reservoir.

The operations of the unitized Mero field are conducted by the consortium members of the Libra Production Sharing Contract, operated by Petrobras (38.6%), in partnership with Shell Brasil (19.3%), TotalEnergies (19.3%), CNOOC (9.65%), CNPC (9.65%) and Pré-Sal Petróleo S.A. (PPSA), which in addition to managing the contract, acts as the Federal Government's representative in the non-contracted area (3.5%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer